UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number:  001-08443

(Check One):  ☐Form 10-K   ☐ Form 20-F   ☐ Form 11-K     ☒ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR           ☐  Form N-CSR

      For Period Ended:  September 30, 2015

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Telos Corporation
Full Name of Registrant
N/A
Former Name if Applicable
19886 Ashburn Road
Address of Principal Executive Office (Street and Number)
Ashburn, VA 20147
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant was unable to file its Form 10-Q for the period ending September 30, 2015 (the "Quarterly Report") by its due date without unreasonable effort and expense as the registrant was working to finalize an amendment to the registrant's credit facility, therefore additional time is necessary to complete the Quarterly Report.  The registrant anticipates that it will file the Quarterly Report today, one day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Michele Nakazawa	703	724-3800
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).[X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Telos Corporation
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 17, 2015	By:	/s/ Michele Nakazawa
Michele Nakazawa
Chief Financial Officer (Principle Financial and Accounting Officer